FORM 3                                 OMB APPROVAL
                                       OMB NUMBER  235-0104
                                       Expires: December 31, 2001
                                       Estimated Average burden
                                       hours per response. . . 0.5


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940.


(Print or Type Responses)

1.       Name and Address of Reporting Person*

KPC International N.V.
John B. Gorsiraweg 14
P.O. Box 3889, Willemstad,
Curacao, Netherlands Antilles

2.       Date of Event Re-Requiring Statement
(Month/Day/Year)

10/22/99

3.       IRS or Social Security Number of Reporting Person
(Voluntary)

4.       Issuer Name and Ticker or Trading Symbol

Celanese AG (Trading Symbol CZ)

5.       Relationship of Reporting Person to Issuer
         (Check all applicable)

         __     Director                   XX    10% Owner
         __     Officer (give title        __    Other (specify below)
                              below)

6.       If Amendment, Date of Original
         (month/Day/Year)


7.       Individual or Joint/Group Filing (Check Applicable Line)
          XX      Form filed by One
                          Reporting Person
          __      Form filed by More than
                          One reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.       Title of Security
(Instr. 4)

Ordinary Shares, no par value.

2.       Amount of Securities Beneficially Owned
(Instr. 4)

14,400,000 shares

3.       Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

I

4.       Nature of Indirect Beneficial Ownership
(Instr. 5)

[See explanation below]

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
     *If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                     (over)


     FORM 3 (continued)
     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security
(Instr. 4)

None

2.       Date Exercisable and
Expiration Date

(Month/Day/Year)

Date Exercisable    Expiration Date

3.       Title and Amount of Securities Underlying Derivative Security
(Instr. 4)

Title                                       Amount or Number of Shares

4.       Conversion or Exercise Price of Derivative Security

5.       Ownership
Form of Derivative Security:

Direct (D) or Indirect (I)
(Instr. 5)

6.       Nature of Indirect Beneficial Ownership
(Instr. 5)

Explanation of Responses:

Gallus Vermoegensverwaltungsgesellschaft mbH ("Gallus") is the holder of record of these securities. Gallus is 100% owned by Petrochemical Resources Holding B.V., which is 100% owned by Kuwait Petroleum Nederland B.V., which is 75% owned by KPC International N.V., which is a 100% owned subsidiary of KPC Holdings (Aruba) A.E.C., which is 100% owned by Kuwait Petroleum Corporation, the ultimate parent of the group.





         /s/ Dr. Kersten von Schenck
         **Signature of Reporting Person         Date: 11/2/1999
         Name:  Dr. Kersten von Schenck
         Title:
         On behalf of KPC International N.V.



**       Intentional  misstatements  or  omissions of facts  constitute  Federal
Criminal  Violations.  See 18 U.S.C.1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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